FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Webzen Inc. 2010 Q1 Earning Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	May 11, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1
Webzen Inc. 2010 Q1 Earning Results

2010 Q1 Results Summary
(Unit : KRW Mln)
	2010-1Q	2009-4Q	QoQ	2009-1Q	YoY
Revenue	7,886	7,493	5.3%	7,422	6.3%
Operating Expenses	6,586	11,434	-42.4%	5,517	19.4%
Operating Profit	1,301	-3,942	Turn over	1,905	-31.7%
Ordinary Profit(Loss) before tax	2,012	-3,593	Turn over	4,672	-56.9%
Net Income	1,721	-3,862	Turn over	4,356	-60.5%

Revenue Breakdown
(Unit : KRW Mln)
	2010-1Q	2009-4Q	QoQ	2009-1Q	YoY
Revenue	7,886	7,493	5.3%	7,422	6.3%
Domestic	5,540	4,606	20.3%	3,567	55.3%
Overseas	2,043	2,562	-20.3%	3,855	-47.0%
Other	304	325	-6.5%	-	N/A
(* Other : IDC Service revenue that using the company’s idle facilities and Service revenue from NHN Games co., Ltd.)

Total cost before Operating Income
(Unit : KRW Mln)
	2010-1Q	2009-4Q	QoQ	2009-1Q	YoY
Labor cost	2,943	3,603	-18.3%	2,769	6.3%
Depreciation & Amortization expenses and Bad debt expenses	411	4,037	-89.8%	693	-40.7%
Commission paid	1,680	1,809	-7.1%	851	97.5%
Marketing expenses	217	357	-39.3%	95	127.9%
Other business expenses	1,334	1,628	-18.1%	1,109	20.4%
(* In 2009-4Q, for doubtful account receivable abroad to set up the increased costs.)

WEBZEN INC. FIRST QUARTER FY 2010 FINANCIAL INFORMATION

Webzen Inc.
Non-Consolidated Balance Sheet

(*The FY 2010 Q1 financial information has been prepared on an unaudited basis, and may be subject to change during the independent auditing process.)
(*The FY 2010 Q1 financial information included herein is prepared on a non-consolidated basis, and has been prepared under the Korean General Accepted Accounting Principles.)

(unit : KRW)
	As of
	2010-03-31	2009-12-31	2009-03-31
Assets
I. Current Assets	89,121,162,303	88,921,184,111	79,276,883,733
(1) Quick Assets	89,121,162,303	88,921,184,111	79,276,883,733
1. Cash and cash equivalents	74,145,996,991	64,271,760,794	49,377,800,886
2. Short-term financial instruments	244,126,997	244,126,997	11,274,372,747
3. Available-for-sale securities	8,792,115,655	7,312,332,756	7,117,492,604
4. Accounts receivables, net of allowance	4,156,042,961	4,980,606,456	8,743,730,698
5. Short term loans, net of allowance	150,714,100	168,930,900	372,369,600
6. Prepaid expenses	359,683,165	364,581,353	524,075,023
7. Accrued income	340,856,398	397,129,780	1,001,630,982
8. Other account receivables	768,399,289	11,018,961,723	522,042,328
9. Advanced payments	50,000	8,398,000	-
10. Prepaid income taxes	-	-	136,369,640
11. Derivatives assets	163,176,747	154,355,352	206,999,225
II. Non-Current Assets	43,591,258,683	43,327,295,346	55,173,772,151
(1) Investments	258,206,905	458,671,101	1,978,683,240
1. Long-term available-for-sale securities	108,102,129	184,002,129	1,305,860,000
2. Investments securities in equity method	24,048,226	98,513,822	111,445,160
3. Long-term loans, net of allowance	126,056,550	176,155,150	561,378,080
(2) Property, Plant and Equipment	3,779,513,431	3,879,309,824	5,267,403,236
1. Land	1,097,171,250	1,097,171,250	1,514,373,250
2. Buildings and auxilary facilities, net	1,838,031,302	1,851,991,034	2,884,774,570
3. Computers and equipment, net	690,275,049	747,126,929	574,853,111
4. Facilities, net	154,035,830	183,020,611	293,402,305
(3) Intangible Assets	5,463,865,080	5,343,785,398	5,351,857,032
1. Capitalized R&D costs	4,223,226,479	3,935,819,698	3,416,973,327
2. Computer software	1,240,638,601	1,407,965,700	1,934,883,705
(4) Other non-current Assets	34,089,673,267	33,645,529,023	42,575,828,643
1. Long-term prepaid expenses	31,350,211,117	30,906,066,873	30,896,781,893
2. Guarantee deposits	2,739,462,150	2,739,462,150	11,679,046,750
Total Assets	132,712,420,986	132,248,479,457	134,450,655,884

Liabilities
I. Current Liabilities	6,095,692,672	7,159,263,854	6,084,774,294
1. Other accounts payables	2,197,124,167	2,320,295,414	1,218,804,797
2. Accrued expenses	406,393,515	1,161,509,864	271,058,359
3. Income taxes payable	-	-	-
4. Deferred income	2,044,958,058	2,258,192,106	3,770,531,402
5. Withholdings	170,248,254	109,488,041	97,753,171
6. Value added taxes payable	262,582,706	249,688,662	163,772,235
7. Advanced received	872,310,499	965,246,583	109,443,027
8. Provision for other estimated liabilities	88,699,980	67,480,000	67,404,300
9. Derivatives liabilities	53,375,493	27,363,184	386,007,003
II. Non-Current Liabilities	4,937,671,541	4,852,255,657	5,347,743,192
1. Long-term deferred income	1,881,200,001	1,881,200,001	2,534,727,659
2. Accrued severance benefits	3,056,471,540	2,971,055,656	2,813,015,533
3. Long-term other account payable	-	-	-
Total Liabilities	11,033,364,213	12,011,519,511	11,432,517,486
Shareholders' Equity
I. Capital Stock	6,487,000,000	6,487,000,000	6,487,000,000
1. Common stock	6,487,000,000	6,487,000,000	6,487,000,000
II. Capital Surplus	136,191,689,194	135,892,426,686	135,773,206,813
1. Additional paid-in capital	135,527,919,976	135,527,919,976	135,527,919,976
2. Other capital surplus	663,769,218	364,506,710	245,286,837
III. Capital Adjustment	-18,909,367,696	-18,717,073,611	-19,276,137,251
1. Losses on disposition of treasury stock	-6,145,039,469	-6,145,039,469	-6,145,039,469
2. Stock option	1,305,007,717	1,497,301,802	938,238,162
3. Treasury stock	-14,069,335,944	-14,069,335,944	-14,069,335,944
IV. Accumulated Other Comprehensive Income/Loss	-1,827,787,792	-1,442,217,160	-2,020,334,065
1. Loss on valuation of securities for using the equity method	-1,868,969,338	-1,986,159,518	-2,824,619,582
2. Unrealized gains on investment securities	117,081,546	543,942,358	1,136,205,914
3. Unrealized losses on investment securities	-75,900,000	-	-331,920,397
V. Retained Earnings	-262,476,933	-1,983,175,969	2,054,402,901
1. Appropriated retained earnings for business stabilization	117,904,363	117,904,363	117,904,363
2. Appropriated retained earnings for future investments	442,699,142	442,699,142	442,699,142
3. Legal appropriated retained earnings	322,500,000	322,500,000	322,500,000
4. Unappropriated retained earnings(loss)	-1,145,580,438	-2,866,279,474	1,171,299,396
Total Shareholders' Equity	121,679,056,773	120,236,959,946	123,018,138,398
Total Liabilities and Total Shareholders' Equity	132,712,420,986	132,248,479,457	134,450,655,884

Webzen Inc.
Non-Consolidated Income Statement

( * The FY 2010 Q1 financial information has been prepared on an unaudited basis, and may be subject to change during the independent auditing process.)
( * The FY 2010 Q1 financial information included herein is prepared on a non-consolidated basis, and has been prepared under the Korean General Accepted Accounting Principles.)

(unit : KRW)
	Three Month ended			Year Ended
	2009-12-31	2009-12-31	2009-03-31	2009-12-31	2008-12-31

I. Revenue	7,886,267,561	7,492,550,708	7,421,752,484	27,802,307,596	28,481,064,580
1. Online game subscriptions	5,539,739,138	4,605,542,475	3,566,810,450	15,141,519,123	17,083,148,535
2. Royalties and license fees	2,042,720,683	2,562,026,161	3,854,942,034	11,943,672,075	11,397,916,045
3. Service fees	303,807,740	324,982,072	-	717,116,398	-
II. Cost of Revenue	2,938,431,569	3,594,808,752	2,876,181,275	12,401,467,584	11,754,336,018
1. Online game subscriptions	2,646,724,867	3,316,511,771	2,876,181,275	11,812,374,550	11,754,336,018
2. Service fees	291,706,702	278,296,981	-	589,093,034	-
III. Gross Profit	4,947,835,992	3,897,741,956	4,545,571,209	15,400,840,012	16,726,728,562
IV. Operating Expenses	3,647,155,298	7,839,409,779	2,640,532,765	16,947,071,120	23,772,992,372
1. Salaries	987,497,925	1,248,226,982	1,115,015,157	4,495,225,748	6,755,267,704
2. Severance benefits	104,060,055	97,493,484	74,500,421	469,402,531	487,360,357
3. Employee benefits	139,931,370	161,292,900	91,967,130	530,734,438	747,238,170
4. Travel expenses	29,485,984	18,400,370	27,247,845	95,590,511	167,050,529
5. Entertainment expenses	42,305,907	34,142,049	38,618,003	137,700,555	254,427,154
6. Communication expenses	16,876,633	10,539,731	12,279,267	45,394,539	82,290,052
7. Utility expenses	14,844,500	6,467,943	10,252,133	38,640,463	59,992,555
8. Taxes and dues	44,561,974	40,975,410	43,672,700	175,636,923	385,665,057
9. Depreciation expenses	28,999,889	34,601,502	35,190,302	146,478,724	300,824,087
10. Rental expenses	89,119,733	95,935,332	120,879,174	449,306,468	570,176,198
11. Repairs expenses	-	20,000	-	20,000	279,910
12. Insurance premium	28,216,705	36,832,024	38,756,175	151,061,582	169,436,976
13. Vehicles maintenance expenses	8,545,118	7,072,709	10,564,983	35,788,538	50,884,254
14. Development expenses	779,349,273	780,221,806	130,092,068	2,253,618,278	4,043,242,651
15. Freight expenses	985,999	1,686,951	908,847	4,115,815	11,632,605
16. Training expenses	12,655,043	12,094,525	6,151,460	40,175,419	35,074,539
17. Publication expenses	3,068,190	2,475,700	1,926,600	8,046,579	22,582,370
18. Office supplies	415,015	1,197,237	1,012,299	3,588,864	4,635,220
19. Supplies expenses	4,791,250	5,922,674	4,074,729	16,443,687	30,645,821
20. Commission service charges	787,602,486	909,413,165	597,136,353	2,611,101,471	5,392,581,181
21. Advertising expenses	216,822,885	357,234,286	95,139,581	654,639,256	3,387,287,608
22. Sales commissions	124,153,100	113,447,446	52,257,800	290,126,446	336,923,900
23. Amortization expenses on intangible assets	87,429,468	26,546,719	52,343,719	134,853,149	192,562,292
24. Compensation expenses associated with stock option	95,436,796	282,353,828	80,546,019	671,347,378	284,931,182
25. Bad Debt expenses	-	3,554,815,006	-	3,488,033,758	-

V. Operating Income	1,300,680,694	-3,941,667,823	1,905,038,444	-1,546,231,108	-7,046,263,810
VI. Other Income	1,305,259,803	2,145,831,458	3,324,358,789	6,418,455,270	9,378,395,755
1. Interest income	469,565,830	417,333,504	673,183,325	2,213,589,665	3,496,837,014
2. Gains on foreign currency transaction	61,800,551	9,367,602	1,280,918,859	1,346,524,962	1,276,938,521
3. Commission received	12,000,000	12,000,000	12,000,000	48,000,000	71,466,663
4. Gains on foreign currency translation	5,507,249	-4,653,188	922,482,976	1,972,379	4,073,709,321
5. Gain on disposition of available-for-sale securities	618,355,619	153,735,434	27,200,427	180,935,861	34,670,065
6. Gains on disposal of property, plant, and equipment	3,853,656	1,415,736,181	411,739	1,416,426,873	19,603,308
7. Gain on valuation of equity-method investments	43,533,774	41,183,420	-	53,114,766	-
8. Reversal of allowance for doubtful accounts	24,356,448	14,003,797	15,422,112	-	175,964,021
9. Dividend income	20,623,651	-	28,167,400	28,167,400	9,770,300
10. Gain on valuation of derivative instruments	30,930,846	39,627,733	347,471,215	1,013,747,192	145,000,000
11. Gain on transaction of Derivative instruments	-	-	-	42,867,735	16,300,000
12. Miscellaneous income	14,732,179	47,496,975	17,100,736	73,108,437	58,136,542
VII. Other Expenses	593,666,650	1,796,901,587	557,771,203	3,499,201,377	15,796,409,241
1. Interest Expense	127,298	572,615	1,260,187	3,646,990	22,545,441
2. Losses on foreign currency transaction	78,921,228	68,739,041	44,536,926	749,474,499	236,164,166
3. Losses on foreign currency translation	355,755,807	156,902,110	155,365,216	756,817,314	176,013,005
4. Losses on disposal of property, plant, and equipment	7,259,261	418,250,924	-	418,251,956	125,178,439
5. Impairment losses on intangible assets	-	-	-	-	8,164,032,392
6. Losses on valuation of equity-method investments	73,827,345	549,029,804	341,745,730	871,249,472	2,472,801,829
7. Losses on disposition of available-for-sale securities	7,546,677	1,398,041	7,641,156	12,030,221	519,758
8. Impairment losses on investments securities	-	483,000,000	-	483,000,000	3,883,116,136
9. Donations	160,000	-	-	-	3,450,000
10. Losses on valuation of derivative instruments	48,121,760	72,549,226	-	133,399,184	687,778,993
11. Bad debt expenses on etc	20,413,383	43,989,129	-	43,989,129	-
12. Miscellaneous losses	1,533,891	2,470,697	7,221,988	27,342,612	24,809,082
VIII. Income before ITE	2,012,273,847	-3,592,737,952	4,671,626,030	1,373,022,785	-13,464,277,296
IX. Income Tax Expenses	291,574,811	269,643,801	315,817,622	1,054,793,247	801,347,350
1. Withhold taxes	155,294,711	198,589,913	297,905,234	880,836,567	726,340,457
2. Corporate income tax	136,280,100	71,053,888	17,912,388	173,956,680	75,006,893
X. Net Income	1,720,699,036	-3,862,381,753	4,355,808,408	318,229,538	-14,265,624,646